

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2010

Via Facsimile (212) 732-3232 and U.S. Mail

Stephen Glusband
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005-2072

Re: Schedule TO-I filed on July 27, 2010
Schedule TO-I/A filed August 2, 2010
SEC File No. 5-58761

Dear Mr. Glusband:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO – Item 10. Financial Statements

1. You state that financial information for the bidder is not material under the facts of this offer. Since this is an issuer tender offer, please explain supplementally why pro forma financial information reflecting the effect of the offer on Radvision is not material in the context of this partial offer. See Item 1010(b) of Regulation M-A.

Offer to Purchase – Summary Term Sheet

Are there any conflicts of interest in the offer? Page v

2. Expand your disclosure to explain in greater detail the effect on unaffiliated shareholders of the fact that, if this offer is successful, Mr. Zisapel will be permitted to accumulate additional shares in Radvision without the need to conduct a special

tender offer such as this one. For example, if all other unaffiliated shareholders will no longer have the opportunity to participate in his purchases of shares because he can enter into privately-negotiated transactions, please spell this out, along with any other potential effects with respect to corporate governance or change in control-related matters.

Withdrawal Rights, page 24

3. Rule 13e-4(f)(2)(ii) provides that withdrawal rights must be provided in an <u>issuer tender offer</u> if tendered shares have not yet been accepted for payment after the fortieth day from commencement of the offer. The sixty-day period you reference here applies to third-party tender offers. Please revise.

4. See our last comment above. Clarify in your revised disclosure that Radvision has sought and obtained relief from this Rule provision to terminate withdrawal rights during the Additional Offering Period, to the extent they would otherwise apply due to the length of the offer period.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from Radvision acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3263 if you have any questions regarding our comments. Please send all correspondence to us at the following ZIP code: 20549-3628 and also file it on EDGAR.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions